Filed by The Pepsi Bottling Group, Inc.
Pursuant to Rule 425
under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: The Pepsi Bottling Group, Inc.
Commission File No.: 001-14893

The following was provided to the Company’s senior managers as a reference when discussing the proposed transaction with employees:

PepsiCo Acquisition
Talking Points For PBG Field Leaders
August 5, 2009

●	Yesterday, PepsiCo and PBG announced that they had reached a definitive agreement in which PepsiCo would acquire PBG. PepsiCo also reached an agreement to acquire PepsiAmericas.

●
This is exciting news for those of us in the field because a combined company will enable us to better serve the changing needs of our customers.  As Pepsi explained, a united organization will enable greater flexibility to sort products to tailor distribution by channel; promote greater marketing and product innovation; optimize manufacturing and distribution systems; and advance Pepsi’s “Power of One” concept, designed to bundle offers across the Company’s beverage and food portfolio.

●
Equally as important to understand about this deal is PepsiCo’s intention to leverage the power of our people.  This transaction is about so much more than the acquisition of assets and equipment.  It’s really about PepsiCo’s investment in our talent, our management and our capabilities.  They recognize the value of our people and culture, and they see PBG as a central contributor to transforming the beverage business.

●	So we should all feel optimistic about the future as a combined company with PepsiCo and PepsiAmericas.

●	In terms of next steps, I am sure you all have a lot of questions about where the synergies will come from and what changes may be in store for the field organization.

o
First, PBG, PepsiCo and PAS have a lot of work to do to analyze our current systems and then identify and strategize opportunities that can capitalize on our combined synergies.  As new information is available on this front, we will continue to communicate what we know.

o
Second, the actual transaction will take some time as there are a number of financial procedures and regulatory approvals that need to be secured along with the approval of PBG shareholders.  Our executives are anticipating that the deal will close near the end of 2009 or beginning of 2010.

-more-

PepsiCo Acquisition
Talking Points For PBG Field Leaders

●
In the meantime, our first priority is to continue serving our customers without interruption – especially during the important summer selling season.  I know it may be difficult at times – because, as with the last three months, there is some degree of uncertainty, but we have shown that when we stay focused on our business, we deliver great results.  As Eric said in his letter, our goal right now is to keep this momentum up as we head into the next leg of our journey with PepsiCo and PAS.

●
Ultimately, the entire blue system – and our customers - will benefit from this transaction, and our employees will also benefit from being part of a larger organization with even more professional opportunities.

●	To that end, I hope you are as excited about the road ahead as I am. I look forward to working with you to grow our beverage business in a combined company.

#           #           #

Certain Legal Notices

Cautionary Statement

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. PepsiCo, Inc. (“PepsiCo”) and The Pepsi Bottling Group, Inc. (“PBG”) plan to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 containing a proxy statement/prospectus and other documents with respect to the proposed acquisition of PBG and a definitive proxy statement/prospectus will be mailed to shareholders of PBG. INVESTORS AND SECURITY HOLDERS OF PBG ARE URGED TO READ THE APPLICABLE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors and security holders will be able to obtain free copies of the registration statements and the proxy statements/prospectuses (when available) and other documents filed with the SEC by PepsiCo or PBG through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by PepsiCo will be available free of charge on PepsiCo’s internet website at www.pepsico.com or by contacting PepsiCo’s Investor Relations Department at 914-253-3035. Copies of the documents filed with the SEC by PBG will be available free of charge on PBG’s internet website at www.pbg.com or by contacting PBG’s Investor Relations Department at 914-767-7216.

PBG and its directors, executive officers and certain other employees may be deemed to be participants in the solicitation of proxies in respect of the proposed acquisition of PBG. Information regarding PBG’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 27, 2008, which was filed with the SEC on February 20, 2009, and its proxy statement for its 2009 annual meeting of shareholders, which was filed with the SEC on April 7, 2009. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statements/prospectuses and other relevant materials to be filed with the SEC when they become available.

Statements made in this release that relate to future performance or financial results of PBG are forward-looking statements which involve uncertainties that could cause actual performance or results to materially differ. PBG undertakes no obligation to update any of these statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as to the date hereof. Accordingly, any forward-looking statement should be read in conjunction with the additional information about risks and uncertainties set forth in PBG's SEC reports, including PBG's annual report on Form 10-K for the year ended December 27, 2008.